

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

April 17, 2008

Mr. Ralph J. Nicoletti
Sr. Vice President and Chief Financial Officer, Alberto-Culver Co
2525 Armitage Avenue
Melrose Park, IL 60160

Re: **Alberto-Culver Company**
Form 10-K for the fiscal year ended September 30, 2007
File No. 1-32970

Dear Mr. Nicoletti:

    We have reviewed your response to our letter dated March 28, 2008 and have the following comment. We ask that you respond by May 1, 2008.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes to the Consolidated Financial Statements

(10) Business Segments, Geographic Area and Major Customer Information, page 57

1. We have reviewed your response to comment five from our letter dated March 28, 2008 and appreciate the additional information. Considering the size and scope of your current operations, we have certain concerns regarding your determination that Consumer Packaged Goods is one operating segment. In order for us to better assess your response, please provide us with copies of the monthly financial and operating information that your CODM received for the periods ended September 30, 2007, 2006 and 2005. We assume that the monthly packages for those periods include summarized data on a year-to-date basis and if so, please provide us with that information as well. If not, please kindly include year-to-date information. In addition, please provide the most recent available month and year-to-date information for 2008.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief